SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2005
Commission File Number      0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144 – 4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: December 12, 2005	By:	/s/ Douglas H. Murray
Douglas H. Murray
Assistant Corporate Secretary

EXHIBITS INDEX
1.	Material Change Report re filing of Form F-1 Registration Statement dated December 2, 2005.

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

The Westaim Corporation 1010, 144 – 4th Avenue S.W. Calgary, Alberta T2P 3N4

2.	Date of Material Change:

December 2, 2005.

3.	News Release:

A news release was distributed on December 2, 2005 and disseminated through the facilities of Canada Newswire and filed on SEDAR.

4.	Summary of Material Change:

On December 2, 2005, The Westaim Corporation (“Westaim”) announced that its subsidiary NUCRYST Pharmaceuticals Corp. (“NUCRYST”) has filed a registration statement with the U.S. Securities and Exchange Commission and a preliminary prospectus with each of the Canadian provincial securities regulatory authorities (other than Quebec) relating to the proposed initial public offering of NUCRYST’s common shares.

5.	Full Description of the Material Change:

Westaim’s subsidiary, NUCRYST, has filed a registration statement dated December 2, 2005, with the U.S. Securities and Exchange Commission and a preliminary prospectus also dated December 2, 2005, with each of the Canadian provincial securities regulatory authorities (other than Quebec) relating to the proposed initial public offering of NUCRYST’s common shares (the “Common Shares”). All of the Common Shares to be sold in the offering will be newly issued shares sold by NUCRYST and, upon completion of the offering, Westaim will retain a controlling interest in NUCRYST.

The Common Shares to be sold in the offering will be offered by an underwriting syndicate led by Jefferies & Company, Inc. and co-managed by Adams Harkness, Inc., GMP Securities L.P., and SunTrust Capital Markets, Inc.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

Brian D. Heck, Vice President, General Counsel and Corporate Secretary of Westaim is knowledgeable about the material change and may be reached at (780) 992-5560.

9.	Date of Report:

Dated this 12th day of December, 2005.